FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 4, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 4, 2009 and incorporated by reference herein is the Registrant’s immediate report dated February 4, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: February 4, 2009

PARADE MAGAZINE CREATES COST-SAVING EDITORIAL AND
ADVERTISING SYSTEM WITH BLUEPHOENIX

Modernized publishing system delivers significant business efficiency gains

CARY, NC, February 4, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy IT modernization solutions, announced today the successful completion of Parade Publications’ Book Makeup System (BMU) project.

PARADE, the most widely read magazine in the United States, appears in more than 470 newspapers nationwide with a circulation of 33 million and has a readership of 73 million. The company contracted BluePhoenix to modernize the systems it uses to lay out editorial and advertising content. A new application, developed using the BluePhoenix Visual RPG and DataGate solutions, enabled PARADE to successfully integrate its existing System i magazine production database infrastructure, with a new graphical front end. The enhancements to the PARADE systems brought new levels of productivity to the publishing team.

“Since its launch, BMU has saved countless hours of time and effort for PARADE’s magazine planners,” said David Chang, PARADE’s Senior Manager of Technical Applications. “The new system’s ease of use, seamless database integration, and low total cost of ownership have made building BMU with BluePhoenix a more economical solution than buying a third-party package.”

“We were delighted to have worked with PARADE on addressing this business challenge” said Greg Schottland, Vice President and General Manager of the BluePhoenix System i business unit; the division of BluePhoenix also known as ASNA. “This is another great example of how efficiencies and profits can be improved by modernizing existing IT business systems. BluePhoenix is uniquely positioned to address the market of IBM AS/400 and iSeries users that are looking to modernize systems core to their business operations.”

About Parade Magazine
PARADE is America’s most widely read magazine. Every Sunday, PARADE speaks to 73 million Americans on a variety of issues that entertain, inform and inspire them – posing questions, providing choices and offering solutions that empower people and enrich their lives. With such a wide and diverse audience, PARADE focuses attention on an array of general interest topics, including political and social issues, food, finance, fitness, entertainment and more, and address a number of them in each issue. PARADE also features some of America’s most popular and enduring columns, including Walter Scott’s Personality Parade, Ask Marilyn, Intelligence Report, In Step with James Brady, and Cartoon Parade featuring Howard Huge. As a newspaper magazine, we are edited and designed to complement our distribution partners. PARADE is delivered by a national network of more than 470 newspapers in the U.S., including: The Washington Post, Chicago Tribune, L.A. Times, New York Post, Boston Globe, Houston Chronicle and Miami Herald.

About BluePhoenix Solutions
BluePhoenix Solutions (NASDAQ: BPHX – News) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Forward Looking Statement
Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: the ability to reach a definitive agreement with respect to the sale of our interest in Mainsoft, the ability to complete the sale of our interest in Mainsoft if a definitive agreement is reached (including obtaining the approval of the requisite vote of Mainsoft’s other shareholders, market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at http://www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Relations Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(212) 946-2849
vsagiv@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com